UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments
Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Parks! America, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

701455107

(CUSIP Number)

Nicholas J. Singer

1395 Brickell Ave.

Suite 800

Miami, FL 33131

(305) 697-9610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 701455107	Page 2 of 4

1.			NAMES OF REPORTING PERSONS Nicholas Singer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(see instructions)			(b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT ☐ TO ITEMS 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	547,466 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	547,466 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,466 shares of Common Stock(1)
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.73% of Common Stock(2)
14.			TYPE OF REPORTING PERSON (see instructions) IN

(1)	Shares are held in Mr. Singer’s individual retirement account.
(2)	Based on 74,821,537 shares of the Company’s Common Stock outstanding as of December 5, 2019

CUSIP Nos. 701455107	Page 3 of 4

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filing by Nicholas J. Singer (the “Reporting Person”) dated September 20, 2019 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment constitutes an exit filing for the Reporting Person as the Reporting Person now owns less than 5% of the shares of the Common Stock of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 28, 2020, the Reporting Person closed a transaction with Focused Compounding Fund, L.P. for the sale of 5,000,000 shares of the Common Stock of the Issuer. The shares were sold in a privately negotiated transaction for a purchase price of $0.26 per share, or $1,300,000.00 in the aggregate. As a result of the closing of the transactions described, the Reporting Person beneficially owns approximately 0.73% of the Issuer’s outstanding common stock.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 547,466 shares of Common Stock of the Issuer, representing 0.73% of the Issuer’s issued and outstanding shares of Common Stock. The percentage of beneficial ownership is based upon 74,821,537 shares of Common Stock outstanding as of December 5, 2019.

(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The transactions reported in Item 3 above are incorporated herein by reference.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer as of January 28, 2020.

CUSIP Nos. 701455107	Page 4 of 4

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2020	By:	/s/ Nicholas Singer Nicholas Singer